EXHIBIT 12.

Computation of Earnings to Fixed Charges

Ratio of Earnings to Fixed Charges:	Year Ended December 31,
	2017	2016	2015	2014	2013
Dollars in Millions
Earnings
Earnings from continuing operations before income taxes	$5,131	$5,915	$2,077	$2,381	$2,891
Less:
Noncontrolling interest in pre-tax income/(loss) of
subsidiaries that have not incurred fixed charges	(63)	16	51	38	36
Equity in net income of affiliates	75	77	83	107	166
Capitalized interest	15	10	2	3	—
Adjusted Income	5,104	5,812	1,941	2,233	2,689
Add:
Fixed charges	252	226	231	254	255
Distributed income of equity investments	98	99	105	153	149
Total Earnings	$5,454	$6,137	$2,277	$2,640	$3,093

Fixed Charges
Interest expense	$196	$167	$184	$203	$199
Capitalized interest	15	10	2	3	—
One-third of rental expense(1)	41	49	45	48	56
Total Fixed Charges	$252	$226	$231	$254	$255

Ratio of Earnings to Fixed Charges	21.64	27.15	9.86	10.39	12.13

(1)	Rents included in the computation consist of one-third of rental expense which the Company believes to be a reasonable estimate of an interest factor in its leases.

E-12-1